June 6, 2022

VIA EDGAR

Attention: Jan Woo and Anna Abramson
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Great Elm Group, Inc.
Registration Statement on Form S-1
Pre-Effective Amendment No. 2 File No. 333-264692 Filed June 6, 2022

Dear Ms. Woo and Ms. Abramson:

In accordance with Rules 460 and 461 of under the Securities Act of 1933, as amended, Great Elm Group, Inc. (the “Company”) respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-264692) (the “Registration Statement”) so that such Registration Statement may be declared effective at 3:00 p.m., Eastern Time, on Tuesday, June 7, 2022 or as soon thereafter as practicable. The Company respectfully requests that you notify Rory T. Hood of Jones Day of such effectiveness by a telephone call to (212) 326-3814.

Should you have any questions regarding this request, please contact Mr. Hood at (212) 326-3814 or by email: rhood@jonesday.com. Thank you for your continued attention to this matter.

Very truly yours,

Great Elm Group, Inc.

By:	/s/ Adam M. Kleinman
Name:	Adam M. Kleinman
Title:	President and Chief Operating Officer

cc:	Rory T. Hood, Jones Day